[HUSCH BLACKWELL LLP LETTERHEAD]

September 29, 2017

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the "Company")
Registration Statement on Form N-2 filed August 1, 2016
Post-Effective Amendment No. 2
File No. 333-212804

To the Commission:
The Company today filed post-effective amendment No. 2 (the "Amendment") to its registration statement on Form N-2 (the "Registration Statement")(File No. 333-212804) with the Securities and Exchange Commission (the "Commission").  The purpose of the Amendment is to update the Company's prospectus to account for the passage of time and to update the audited financial statements included with the Registration Statement.  As discussed with the Staff, the Company requests that the Amendment be declared effective as soon as possible, with the goal of obtaining such declaration by the end of October 2017.  Along with the Amendment, the Company filed a comparison of the prospectus portion of the Amendment to its prospectus dated December 20, 2016.
The changes to the Registration Statement are primarily related to the passage of time and the incorporation of its audited June 30, 2017 financial statements.  We note that there are some additional changes for the consistency relating to the treatment of the "portfolio structuring fee" as an operating expense.
Other than the above-described changes, we do not believe there any meaningful changes in the Amendment
Please do not hesitate to contact me at 816-983-8299 should you have any questions or concerns about the Amendment.

Sincerely,

/s/ Tracy D. Mackey
Tracy D. Mackey

cc: Chip Patterson
Steve Carman